EXHIBIT 23.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Granite Hacarmel Investments Limited

We consent to the incorporation by reference in the registration statements (No. 333-61895 and No. 333-55970) on Form S-8 of Ampal American Israel Corporation of our report dated March 25, 2004, with respect to the consolidated balance sheet of Granite Hacarmel Investments Limited and subsidiaries as of December 31, 2003 and the related statements of income, shareholders’ equity and cash flows for the year then ended, which report appears in the December 31, 2005, annual report on Form 10-K of Ampal American Israel Corporation.

Our report dated March 25, 2004 contains an explanatory paragraph for claims against consolidated companies.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)

Haifa, March 26, 2006